The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

June 30, 2004

Office of International Corporate Finance
Division of Corpo[redacted]
Secu[redacted]ission

Mitsui Trust Financial

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF RESOLUTIONS OF THE 3RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

Dlw 7/6

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department

June 29, 2004

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS OF THE 3RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are to inform you of the following reports and resolutions made at the Company's 3rd Ordinary General Meeting of Shareholders held on June 29, 2004:

Matters to be reported

Matters concerning report on the balance sheet as of March 31, 2004 and the statement of income and the business report for the 3rd term (from April 1, 2003 to March 31, 2004)

The contents of the above statements were reported.

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 3rd term

This agendum was approved and resolved as originally proposed.
A dividend is ¥2.5 per share annually for Common stock, ¥40 per share annually for Class I preferred stock, ¥14.40 per share annually for Class II preferred stock, and ¥20 per share annually for Class III preferred stock.

Agendum 2: Partial amendment of the Articles of Incorporation

This agendum was approved and resolved as originally proposed.
Contents of major amendments are as follows:

1. Due to the implementation of the Law concerning amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Corporations (*Kabushiki Kaisha*) (Law No. 132 of 2003) on September 25, 2003, new provision which indicates that the treasury stock may be acquired with the resolution of

the Board of Directors, should be established and added to the Article of Incorporation to add more flexibility to the capitalization measures. Amendments in article numbers will be made accordingly.

2. On April 1, 2002, the "Law concerning amendments to the Commercial Code, etc." (Law No. 128 of 2001) which amends the classified stock system and others was implemented. Accordingly, it is proposed that the Company will make necessary amendments to clarify the expressions in the relevant provisions in the Articles of Incorporation.

3. Concerning the shares of Class IV preferred stock, which have been fully converted to the Common stock and have no further plans of additional issue, the Company will make necessary amendments by deleting relevant provisions in the Articles of Incorporation

Agendum 3: Matters concerning election of all five (5) Directors due to expiration of office terms

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tadashi Kawai, and Jun Okuno were re-elected, and Itaru Masuda was elected anew as originally proposed. All Directors assumed their respective offices.

Agendum 4 Matters concerning election of one (1) Corporate Auditor

Mr. Hiroaki Sasaki was elected as originally proposed. Corporate Auditor assumed his respective office.

Agendum 5: Matters concerning granting of retirement allowances to retiring Director and Corporate Auditor.

With respect to this agendum, it was approved and resolved that the retirement grants to retiring Director, Mr. Michio Taki and Corporate Auditor, Mr. Kazuho Oda to be paid in appreciation of their services to the Company during their respective terms of office within the reasonable range based on the relevant standards set by the Company; and that the decision of the amounts, date of presentation and procedures for the grants be entrusted to the Board of Directors, with respect to the Corporate Auditor these matters be left to a consultation held by Corporate Auditors.

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